UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 6 )[1]

                              Benjamin Moore & Co.
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                                (Name of Issuer)

                   Common Stock, Par Value $3.33 1/3 Per Share
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                         (Title of Class of Securities)

                                    615649100
                      -----------------------------------
                                 (CUSIP Number)

   John T. Rafferty, 51 Chestnut Ridge Road, Montvale, NJ 07645 (201) 573-9600
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                December 15, 2000
                      -----------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d - 1(e), 13d - 1 (f) or 13d - 1 (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

[1]The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No.  615649100                                          Page 2 of 4 Pages
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    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Benjamin M. Belcher, Jr.
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                               (b) [X]

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    3      SEC USE ONLY

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    4      SOURCE OF FUNDS*

           No Funds Involved - 00
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                       [  ]

           Not Applicable
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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
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                                7     SOLE VOTING POWER

                                      None (Item 5)
                             ---------------------------------------------------
         NUMBER OF              8     SHARED VOTING POWER
          SHARES
        BENEFICIALLY                  140,314 (Item 5)
          OWNED BY           ---------------------------------------------------
           EACH                 9     SOLE  DISPOSITIVE POWER
        REPORTING
        PERSON WITH                   None (Item 5)
                             ---------------------------------------------------
                               10     SHARED DISPOSITIVE POWER

                                      140,314 (Item 5)
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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           140,314 (Item 5)
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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                  [  ]

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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.53% based on 26,469,381 shares outstanding on December 15, 2000.
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   14      TYPE OF REPORTING PERSON*

           IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D                       Page 3 of 4

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1936, as amended, the undersigned hereby amends his Schedule 13D Statement dated August 30, 1985, as amended (the "Schedule 13D"), relating to the shares of common stock, par value $3.33 1/3 per share (the "Shares"), of Benjamin Moore & Co., a New Jersey Corporation (the "Company"). Unless otherwise indicated, all defined terms used herein shall have the meanings respectively ascribed to them in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended, in pertinent part, as follows:

         (a) Other than 140,314 Shares that are held by the employees stock ownership feature of the Benjamin Moore & Co. Deferred Savings and Investment Plan and voted at the direction of the Employee Participants (the "Employee Stock Ownership Shares"), the reporting person no longer has beneficial ownership of any of the Shares.

         (b) Other than 140,314 Employee Stock Ownership Shares, over which the reporting person has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of, the reporting person has no power to vote or to direct the vote or to dispose or to direct the disposition of any Shares.

         (c) In connection with the tender offer by B Acquisition, Inc., a New Jersey Corporation ("Purchaser") and a wholly owned subsidiary of Berkshire Hathaway Inc., a Delaware Corporation ("Berkshire"), disclosed in the Tender Offer Statement on Schedule TO dated November 17, 2000, to purchase all of the issued and outstanding Shares of the Company at a purchase price of $37.82 per Share, and the Agreement and Plan of Merger, dated as of November 8, 2000, by and among Berkshire, Purchaser and the Company, the reporting person tendered all Shares owned by him or the trusts for which he serves as a trustee, excluding the Employee Stock Ownership Shares, to the Purchaser on December 15, 2000.

         (e) The reporting person ceased to be a beneficial owner of five percent or more of the Shares of the Company on December 15, 2000.

                                  SCHEDULE 13D                       Page 4 of 4


                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    /s/Benjamin M. Belcher, Jr.
                                    --------------------------------------------
                                    Signature
Date:  December 28, 2000            Benjamin M. Belcher, Jr.
                                    Individual